Harvard Apparatus Regenerative Technology, Inc.

84 October Hill Road

Holliston, MA 01746

September 20, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Attn: Amanda Ravitz, Assistant Director

RE:	Harvard Apparatus Regenerative Technology, Inc.
Registration Statement on Form 10
Filed July 31, 2013
File No. 001-35853

Ladies and Gentlemen:

On behalf of Harvard Apparatus Regenerative Technology, Inc. (the “Company”), submitted herewith for filing is Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form 10 referenced above (the “Registration Statement”).

This letter from the Company is in response to the comments of the Securities and Exchange Commission (the “Commission”) contained in the letter dated August 27, 2013 from Amanda Ravitz of the Staff (“Staff”) of the Commission to Thomas McNaughton, the Company’s Chief Financial Officer. The responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 1.

Item 1. Business, page 2

1.	We note your statement on page 2 of the information statement filed as Exhibit 99.1 that you expect to receive FDA approval by 2017 based on advice from consultants with experience related to the BLA pathway. Please revise to state here that your products may be viewed by the FDA as a combination product and that you cannot be sure how the FDA will regulate your products, as disclosed on page 17. Also revise to clarify whether your 2017 estimate assumes the FDA will view your product as a biologic rather than a combination product, or in the event your product is viewed as a combination product, whether the estimate assumes a particular center in the FDA will take the lead in reviewing your product.

Response: The Registration Statement has been amended in response to this comment. The following revisions marked by underline below have been included on page 2 of the information statement filed as Exhibit 99.1 to Amendment No. 1:

“On August 29th 2013 we received written confirmation from FDA’s Office of Combination Products that FDA intends to regulate the InBreath System as a combination product under the primary jurisdiction of the Center for Biologics Evaluation and Research (“CBER”). The initial indication for which we intend to seek FDA approval will be to restore the structure and/or function of the trachea or tracheobronchial tree subsequent to resections of tracheal or tracheobronchial tumors or in cases where the trachea or tracheobronchial tree has been damaged to such an extent that only palliative care is available as a treatment option. Because the number of patients treatable in the U.S. each year is well under 200,000, we expect to receive orphan drug designation from the FDA. Orphan drug designation would provide market exclusivity in the U.S. for seven years. This exclusivity is in addition to any exclusivity we may obtain due to our patents. In addition, orphan designation waives the BLA application fee of $672,000.00.

Based in part on advice from several regulatory consultants with experience of the BLA pathway for combination products, we expect to receive FDA approval to market the InBreath System in the U.S. by the end of 2017. This estimate assumes that the InBreath System will be regulated by the FDA as a combination product and that CBER will lead the review. However, the process of obtaining FDA marketing clearance or approval is lengthy, expensive, and uncertain, and we cannot be sure that our products will be licensed, cleared or approved in a timely fashion, or at all.”

2.	On a related note, we note your reference on pages 2 and 61 of the information statement to certain “assumptions [that] are further discussed under the section called risk factors,” such as your eligibility for the orphan drug pathway, “fast track” review and “breakthrough” status. It does not appear that these risks and assumptions are discussed in your risk factor disclosure relating to regulatory clearances and approvals. Please revise your risk factor disclosure to highlight these assumptions and risks.

Response: The Registration Statement has been amended in response to this comment. The risk factor described below has been updated by adding the revisions marked by underlines below:

Risks Relating to Our Business

Risks Associated with Regulatory Clearances and Approvals

[…]

“It is likely that the InBreath System will be viewed by the FDA as a combination product comprised of a biologic (cells) and medical device component. We cannot be sure how the FDA will regulate our products. The FDA may require us to obtain marketing clearance and approval from multiple FDA centers. The review of combination products is often more complex and more time consuming than the review of products under the jurisdiction of only one center within the FDA.

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It is likely that the InBreath System will be regulated by the FDA as a combination product. For a combination product, the Office of Combination Products, or OCP, within FDA can determine which center or centers within the FDA will review the product and under what legal authority the product will be reviewed. Generally, the center within the FDA that has the primary role in regulating a combination product is determined based on the primary mode of action of the product. Generally, if the primary mode of action is as a device then the Center for Devices and Radiological Health, or CDRH takes the lead. Generally, if the primary mode of action is cellular, then the Center for Biologics Evaluation and Research takes the lead. On August 29th 2013 we received written confirmation from FDA’s Office of Combination Products that FDA intends to regulate the InBreath System as a combination product under the primary jurisdiction of the Center for Biologics Evaluation and Research (“CBER”). We further understand that CBER may choose to consult or collaborate with CDRH with respect to the characteristics of the synthetic scaffold component of the InBreath System based on CBER’s determination of need for such assistance.

Although we have received this written response from the FDA, the process of obtaining FDA marketing clearance or approval is lengthy, expensive, and uncertain, and we cannot be sure that our products will be cleared or approved in a timely fashion, or at all. In addition, the review of combination products is often more complex and can be more time consuming than the review of a product under the jurisdiction of only one center within the FDA.

We cannot be sure that the FDA will not select to have our combination products reviewed and regulated by only one FDA center and/or different legal authority, in which case the path to regulatory approval would be different and could be more lengthy and costly. If the FDA does not approve or clear our products in a timely fashion, or at all, our business and financial condition will be adversely affected.”

3.	Please revise the summary portion of your information statement to note the substance of the first two sentences of the second paragraph of the section entitled “Future Funding Requirements” on page 58.

Response: The Registration Statement has been amended in response to this comment. The following revisions marked by underline below have been included on page 5 of the information statement filed as Exhibit 99.1 to Amendment No. 1 in the Section entitled “Risk Relating to Our Business”.

“We have generated operating losses each year to date and we are currently experiencing operating losses because we have no revenues to offset our operating costs. We do not expect to generate sufficient revenues to achieve annual earnings or positive cash flows until we obtain regulatory approval and commercialize one of our organ bioreactors and synthetic scaffold systems.”

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Item 1A. Risk Factors, page 2

4.	We note your statement in the first paragraph on page 17 of the information statement that “the risks and uncertainties [your] company faces are not limited to those set forth in the risk factors described below.” Please revise to disclose all risks that you believe are material at this time.

Response: The Registration Statement discloses all risk that we believe are material at this time. In addition, the Registration Statement has been amended in response to this comment by removing the statement noted above and inserting the following in its stead:

“We describe below what we believe are currently the material risks and uncertainties we face, but they are not the only risks and uncertainties we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business.”

Item 15. Financial Statements and Exhibits, page 3

5.	Please update the financial statements to comply with Rule 8-08 of Regulation S-X.

Response: In Amendment No. 1, the Company has included updated financial statements to comply with Rule 8-08 of Regulation S-X.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (508) 893-3135 or our attorney, Chad Porter at (617) 345-3686. Thank you for your assistance.

Very truly yours,

/s/ Thomas McNaughton

Thomas McNaughton

cc:	David Green, Chief Executive Officer Josef B. Volman, Esq., Burns & Levinson LLP

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